Amendment No. 1 dated July 7, 2008 to Pricing Supplement No. 344 dated April 28, 2008 To prospectus dated October 10, 2006 and prospectus supplement dated November 13, 2006	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-137902

Deutsche Bank AG, London Branch

$500,000,000 PowerShares DB Commodity Double Short Exchange Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Double Long Exchange Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Short Exchange Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Long Exchange Traded Notes due April 1, 2038

We are offering four separate Exchange Traded Notes (“securities”). Investors can subscribe to any of the four offerings. The securities do not guarantee any return of principal at maturity and do not pay any interest during their term. For each security, investors will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch, if any, linked to the month over month performance of a total return version of a commodity-linked index (“Index”), less an investor fee. For the PowerShares DB Commodity Double Short Exchange Traded Notes due April 1, 2038 (“Commodity Double Short ETNs”) and the PowerShares DB Commodity Short Exchange Traded Notes due April 1, 2038 (“Commodity Short ETNs,” and together with the Commodity Double Short ETNs, the “Short ETNs”), the Index is a total return version of the Deutsche Bank Liquid Commodity IndexTM. For the PowerShares DB Commodity Double Long Exchange Traded Notes due April 1, 2038 (“Commodity Double Long ETNs”) and the PowerShares DB Commodity Long Exchange Traded Notes due April 1, 2038 (“Commodity Long ETNs,” and together with the Commodity Double Long ETNs, the “Long ETNs”), the Index is a total return version of the Deutsche Bank Liquid Commodity Index – Optimum YieldTM .

For each security, the return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index and the relevant commodity index. For the Short ETNs, the relevant commodity index will be the Deutsche Bank Liquid Commodity IndexTM Excess Return (the “DB benchmark commodity index”). For the Long ETNs, the relevant commodity index will be the Deutsche Bank Liquid Commodity Index– Optimum YieldTM Excess Return (the “DB optimum yield commodity index” and, together with the DB benchmark commodity index, the “commodity indices” and each a “commodity index”). The Short ETNs offer investors short, or inverse, exposure to the DB benchmark commodity index, meaning the value of the Short ETNs will increase with monthly depreciations and decrease with monthly appreciations of the DB benchmark commodity index. The Long ETNs offer investors long exposure to the DB optimum yield commodity index, meaning the value of the Long ETNs will increase with monthly appreciations and decrease with monthly depreciations in the DB optimum yield commodity index. In addition, the Commodity Double Short ETNs and Commodity Double Long ETNs are two times leveraged with respect to the relevant commodity index and, as a result, will benefit from two times any beneficial, but will be exposed to two times any adverse, monthly performance of the relevant commodity index.

The purpose of this amendment to the pricing supplement is to rename the securities with the titles listed above and to supplement the “Supplemental Plan of Distribution” on page PS -49 to explain the role of Invesco Aim Distributors, Inc. (“Invesco”) in marketing the securities. No other terms of the securities are changed by this amendment.

Key Terms

Issuer:	Deutsche Bank AG, London Branch (“Deutsche Bank”).

Index:

For the Short ETNs, a total return version of the Deutsche Bank Liquid Commodity IndexTM. For the Long ETNs, a total return version of the Deutsche Bank Liquid Commodity Index – Optimum YieldTM. The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index (the “TBill index”) and the relevant commodity index. For the Short ETNs, the relevant commodity index will be the Deutsche Bank Liquid Commodity IndexTM Excess Return (the “DB benchmark commodity index”). For the Long ETNs, the relevant commodity index will be the Deutsche Bank Liquid Commodity Index– Optimum YieldTM Excess Return (the “DB optimum yield commodity index” and, together with the DB benchmark commodity index, the “commodity indices” and each a “commodity index”). We refer to the TBill index and the relevant commodity index each as a “sub-index” and together as “sub-indices.”

Offerings:	•	PowerShares DB Commodity Double Short Exchange Traded Notes due April 1, 2038 (“Commodity Double Short ETNs”)

The Commodity Double Short ETNs offer investors exposure to two times the monthly inverse performance of the DB benchmark commodity index, plus the monthly TBill index return, subject to the investor fee.

•	PowerShares DB Commodity Double Long Exchange Traded Notes due April 1, 2038 (“Commodity Double Long ETNs”)

The Commodity Double Long ETNs offer investors exposure to two times the monthly performance of the DB optimum yield commodity index, plus the monthly TBill index return, subject to the investor fee.

•	PowerShares DB Commodity Short Exchange Traded Notes due April 1, 2038 (“Commodity Short ETNs”)

The Commodity Short ETNs offer investors exposure to the monthly inverse performance of the DB benchmark commodity index, plus the monthly TBill index return, subject to the investor fee.

•	PowerShares DB Commodity Long Exchange Traded Notes due April 1, 2038 (“Commodity Long ETNs”)

The Commodity Long ETNs offer investors exposure to the monthly performance of the DB optimum yield commodity index, plus the monthly TBill index return, subject to the investor fee.

Settlement Date:	The securities priced on April 28, 2008 and settled three business days later on May 1, 2008.

Denominations:	$25 per security

Payment at Maturity:	If your securities have not previously been repurchased by Deutsche Bank at your election, at maturity you will receive a cash payment per security equal to:

Current principal amount x applicable index factor on the final valuation date

x fee factor on the final valuation date

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Repurchase:	You may offer a minimum of 200,000 securities or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank for repurchase for an amount in cash equal to the repurchase value on the applicable valuation date.

Deutsche Bank Securities Inc. will charge investors an additional fee of up to $0.03 for each security which is repurchased. See “Repurchase Mechanics” below for additional requirements for offering your securities for repurchase.

Repurchase Value:	On each trading day, the repurchase value will be equal to:

Current principal amount x applicable index factor on the trading day

x fee factor on the trading day

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Deutsche Bank will post the repurchase value for each offering of securities each day and an intraday indicative value every 15 seconds meant to approximate the intrinsic economic value of each offering of securities on the following Bloomberg pages:

Repurchase Value	Intraday Value
Commodity Double Short ETNs: “DEERP”	Commodity Double Short ETNs: “DEEIV”
Commodity Double Long ETNs: “DYYRP”	Commodity Double Long ETNs: “DYYIV”
Commodity Short ETNs: “DDPRP”	Commodity Short ETNs: “DDPIV”
Commodity Long ETNs: “DPURP”	Commodity Long ETNs: “DPUIV”

Index Factors:	•	Index factor for Commodity Double Short ETN = 1 + TBill index return – (2 x DB benchmark commodity index return)
•	Index factor for Commodity Double Long ETNs = 1 + TBill index return + (2 x DB optimum yield commodity index return)
•	Index factor for Commodity Short ETNs = 1 + TBill index return – DB benchmark commodity index return
•	Index factor for Commodity Long ETNs = 1 + TBill index return + DB optimum yield commodity index return

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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Sub-Index Returns:	The DB benchmark commodity index return and the DB optimum yield commodity index return (each, a “commodity index return”) will be calculated as follows:

Commodity index closing level – Commodity index monthly initial level

Commodity index monthly initial level

The TBill index return will be calculated as follows:

TBill index closing level – TBill index monthly initial level

TBill index monthly initial level

Acceleration Upon Zero Repurchase Value:	If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and holders will not receive any payment in respect of their investment.

Listing:	The securities in each offering are listed on NYSE Arca. If an active secondary market in any of the securities develops, we expect that investors will purchase and sell such securities primarily in this secondary market. The ticker symbols for each offering are as follows:

•	Commodity Double Short ETNs: “DEE”
•	Commodity Double Long ETNs: “DYY”
•	Commodity Short ETNs: “DDP”
•	Commodity Long ETNs: “DPU”

Current Principal Amount:	For the period from the inception date to May 31, 2008 (such period, the “initial calendar month”), the current principal amount will equal $25.00 per security. For each subsequent calendar month, the current principal amount for each security will be reset as follows on the monthly reset date:

New current principal amount = previous current principal amount x applicable index factor on the applicable monthly valuation date x fee factor on the applicable monthly valuation date

Commodity Index Monthly Initial Level:	For the initial calendar month, the commodity index monthly initial level will equal: (i) for the DB benchmark commodity index, 697.790394, and (ii) for the DB optimum yield commodity index, 751.377412, each the commodity index closing level on the inception date. For each subsequent calendar month, the commodity index monthly initial level will equal the commodity index closing level on the monthly reset date for that calendar month.

Commodity Index Closing Level:	The commodity index closing level will equal: (i) for the DB benchmark commodity index, the closing level of the DB benchmark commodity index as reported on Bloomberg page “DBLCMACL <Index>”, and (ii) for the DB optimum yield commodity index, the closing level of the DB optimum yield commodity index as reported on Bloomberg page “DBLCOYER <Index>”, subject in each case to the occurrence of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events”; provided that on any calendar day which is not a day on which the closing level of the commodity index is published, the commodity index closing level will equal such level on the immediately preceding trading day.

TBill Index Monthly Initial Level:	For the initial calendar month, the TBill index monthly initial level will equal 234.332714, the TBill index closing level on the inception date. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly reset date for that calendar month.

TBill Index Closing Level:	The closing level of the TBill index as reported on Bloomberg page “DBTRBL3M <Index>”.

Inception Date:	April 28, 2008

Monthly Reset Date:	For each calendar month, the first calendar day of that month beginning on June 1, 2008 and ending on March 1, 2038.

Monthly Valuation Date:	For each monthly reset date, the last calendar day of the previous calendar month beginning on May 31, 2008 and ending on February 28, 2038.

Valuation Date:	In connection with a repurchase, the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank.

Final Valuation Date:	March 29, 2038

Maturity Date:	April 1, 2038, subject to postponement in the event of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events.”

Trading Day:	A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the commodity index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.

CUSIP Numbers:	•	Commodity Double Short ETNs: 25154H 483
•	Commodity Double Long ETNs: 25154H 475
•	Commodity Short ETNs: 25154H 467
•	Commodity Long ETNs: 25154H 459

Repurchase Mechanics:	To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to Deutsche Bank Securities Inc. no later than 10:00 a.m., New York City time, on your desired valuation date, beginning on April 28, 2008 and ending on the final valuation date. The transaction will settle on the repurchase date, which will be the third business day following the applicable valuation date, subject to postponement in the event of a market disruption event as described under “Specific Terms of the Securities – Market Disruption Events”.

Fee Factor:	On any given day, the fee factor will be calculated as follows:

1-[investor fee x day count fraction]

Investor Fee:	The investor fee is equal to 0.75% per annum, calculated daily and applied monthly to the current principal amount.

Day Count Fraction:	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

Record Date:	The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

You may lose some or all of your principal if you invest in the securities. See “Risk Factors” beginning on page PS-20 of this pricing supplement for risks relating to an investment in the securities.

We sold $5 million of the securities on the inception date through Deutsche Bank Securities Inc. at 100% of the face value of each $25.00 security. Additional securities may be offered and sold from time to time through Deutsche Bank Securities Inc. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. Deutsche Bank Securities Inc. may charge investors a purchase fee of up to $0.03 per security and may receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities. Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities under its “PowerShares” brand. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and its affiliates and marketed by Invesco.

Please see “Supplemental Plan of Distribution” in this pricing supplement and “Addition to Supplemental Plan of Distribution” in this amendment to the pricing supplement for more information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITION TO SUPPLEMENTAL PLAN OF DISTRIBUTION

The following supplements the section entitled “Supplemental Plan of Distribution” on page PS-49. On April 29, 2008 DB Commodity Services LLC and Deutsche Bank AG, London Branch (“Deutsche Bank”) entered into an agreement with Invesco Aim Distributors, Inc. (“Invesco”) under which Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and certain statutory trusts which DB Commodity Services LLC serves as managing owner and marketed by Invesco. The amount paid to Invesco is subject to limitations on the amount of compensation which may be paid to FINRA members, such as Invesco.

Deutsche Bank AG, London Branch

$500,000,000 PowerShares DB Commodity Double Short Exchange Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Double Long Exchange Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Short Exchange

Traded Notes due April 1, 2038

$500,000,000 PowerShares DB Commodity Long Exchange

Traded Notes due April 1, 2038

Amendment to Pricing supplement

July 7, 2008

Deutsche Bank Securities

CUSIP Numbers: 25154H 483, 25154H 475, 25154H 467 and 25154H 459